LAW OFFICES OF THOMAS G. AMON

500 Fifth Avenue, Suite 1650
New York, NY 10110
-------
Tel: (212) 810-2430
Fax: (212) 810-2427

November 6, 2006

Jeffrey P. Riedler
Assistant Director
United States Securities and
Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Re:	CYBRA Corporation; Form SB-2 Registration
Statement; File No. 333-135068; Comment Letter
Dated November 2, 2006 (the “Comment Letter”)

Dear Mr. Riedler:

On behalf of CYBRA Corporation (the “Company”), we herewith respond to the Comment Letter. References are to each numbered comment from the Comment Letter.

The Company - page 5

1. The disclosure in question has been deleted.

2. The response has been amended to correct the typographical error (purchasers instead of “purchaser”) and to expand the disclosure in response of the Staff’s comment.

“Matt Rothman is the son of Samuel Rothman, an investor in the Company and an investor and control person in Global Equities. Samuel Rothman and Sholom Chaim Babad conferred with the purchasers of the debentures and/or their representatives prior to recommending to the Company that these individuals be appointed as investor representatives to the Company’s Board. Investors were given an opportunity to name other representative but due to their personal relationship to Mssrs. Rothman and Babad, the investors expressed confidence in their recommendations. Mssrs. Rothman and Rubin were chosen to represent the purchasers of the debentures based upon (i) their business acumen and experience; (ii) their relationship to the interest in the Company and (iii) their availability and proximity to the Company’s headquarters.”

Financial Statements

3. We have revised our disclosures to include discussion of our use of View A in EITF 05-04.

4. Upon review of the instruments and of EITF 05-02, we have concluded that the debentures are “conventional convertibles” and that therefore the conversion feature should be classified as equity. We have revised our financial statements accordingly.

5. As discussed in our response to Comment 4, we have revised our financial statements and are not accounting for the conversion feature at fair value.

Please contact the undersigned (212-810-2430), Ext. 300) should you require additional information. The Registrant wishes to have a registration statement declared effective on Thursday, November 9, 2006, or as soon thereafter as is reasonably practical.

Very truly yours,

/s/ Thomas G. Amon
Thomas G. Amon

cc: CYBRA Corporation
Bernstein & Pinchuk, LLP